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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Folla Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3722 Shipyard Boulevard
(No. and Street)

Wilmington	NC	27403
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher L. Franklin	401-527-0746	cfranklin@follacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BF Borgers CPA PC
(Name – if individual, state last, first, and middle name)

5400 W Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

05/11/2010	5041
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher L Franklin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Folla Capital LLC_____, as of 12/31_____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Member

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOLLA CAPITAL LLC

Financial Report

For the Year Ended December 31, 2023

With Report of Independent Registered Public Accounting Firm

SEC ID 8 - **70399**

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Folla Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Folla Capital, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in “Supplemental Schedule” has been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The Supplemental Information is the responsibility of the Company’s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, supplementary schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants
We have served as the Company's auditor since 2024.

Lakewood, CO

March 27, 2024

FOLLA CAPITAL LLC

Statement of Financial Condition

December 31, 2023

Assets

Current Assets:		
Cash & Cash Equivalents	$	15,120
Accounts Receivable		22,500
Prepaid Expenses		689
Other Assets		945
Total Current Assets	$	**39,254**

Liabilities and Members' Equity

Liabilities:		
Accounts Payable	$	3,202
Due to Related Party		971
Total Liabilities		4,173
Members' Equity		35,081
Total Liabilities and Members' Equity	$	**39,254**

This report is deemed CONFIDENTIAL inaccordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

See Accompanying Notes to Financial Statements.

FOLLA CAPITAL LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Folla Capital LLC is a North Carolina based Limited Liability Company engaged in the business of assisting Companies prepare for and raise capital under various provisions of the JOBS Act of 2012.

Effective November 5, 2020, the Company became a member of the Financial Industry Regulatory Authority (FINRA").

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Going Concern and Liquidity: The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 201-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Members that are sufficient to fund the working capital needs of the Company through one year from the date of the issuance of these financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from customers. The Company maintains cash and cash equivalents in broker-dealers and banks offering protection for cash by the Securities Investor Protection Corporation ("SIPC") or Federal Depository Insurance Corporation ("FDIC") up to $250,000.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2023 the Company did not hold any cash equivalents.

Fair Value of Financial Instruments: The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

Allowance for Credit Losses: The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses

1. **Summary of Significant Accounting Policies, Continued**

Allowance for Credit Losses, Continued:

over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company's expectation is that credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2023. For the year ended December 31, 2023 credit losses totaled $4,500.

Concentrations: The Company maintains it cash balance in one financial institution. The Company does not consider itself to be at risk with respect to its cash. The Company earned 73% of its revenues from 3 customers.

Revenue Recognition:

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Consulting Fees: The Company provides marketing and business consulting services to customers. Consulting fees are billed monthly and the Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. For the year ended December 31, 2023, the Company earned consulting fee income of $82,000.

1. Summary of Significant Accounting Policies, Continued

Revenue Recognition, Continued:

Success Fee Income: The Company also earns revenue through securing investors to purchase equity securities and other financial instruments for their customers. Revenue is recognized at a point in time upon closing of the equity raise. Revenue is recognized at the point in time upon transfer of the financial instruments to the purchaser. For the year ended December 31, 2023 the Company earned success fee income of $55,918.

Private Placement Fees: The Company provides advisory services in raising capital. Revenue earned for successful closings of raising capital are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). For the year ended December 31, 2022 the Company did not earn any private placement fees.

The Company had outstanding receivables on December 31, 2022 and December 31, 2023 of $14,852 and $22,500, respectively. The Company had no contract assets or liabilities on December 31, 2022 and December 31, 2023.

Disaggregation can be found on statement of operations for the year ended December 31, 2023.

Income Taxes: The Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code, which provides that the members are taxed on the Company's taxable income or loss. Similar provisions apply for state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2022. The Company is not currently under audit by any tax jurisdiction.

2. Indemnifications:

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of North Carolina; however, the Company's insurance policies serve to further limit its exposure.

3. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1. On December 31, 2023, the Company had net capital of $ 10,947 which was $ 5,947 in excess of required minimum net capital of $ 5,000. The Company's net capital ratio was 38.12%.

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

4. Subsequent Events:

The Company has evaluated subsequent events through the date of this report and has determined there have been no events that have occurred that would require adjustments to or disclosures in the financial statements.

5. Related Party Transactions:

On December 31, 2023 a Member of the Company was owed $971 for expenses incurred on behalf of the Company. The 2023 amount was paid as of the date of this report.

The Company leases office space from a Member of the Company on a month-to-month basis. The monthly rent is $1,400 and totaled $16,800 for the year ended December 31, 2023.

The Company compensates its members in the form of Guaranteed Payments. Guaranteed Payments totaled $45,070 for the year ended December 31, 2023.